SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                        Burnham Pacific Properties, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    12232C108
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                                 (CUSIP Number)
                                                     with a copy to:

         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                               September 11, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          On September 11, 2000, Westbrook, Blackacre and the Company entered into an amendment (the "Amendment") to the Exchange Agreement (as defined below) pursuant to which, among other things, (i) Westbrook and Blackacre consented to the Company's execution of the Liquidation Agreement and the Schottenstein Agreement (as such terms are defined in the Amendment), (ii) Westbrook and Blackacre consented to the payment of dividends on the Company's Common Stock subject to certain conditions precedent, (iii) the Company agreed to modify its Shareholder Rights Agreement, dated as of June 19, 1999, by and between the Company and First Chicago Trust Company of New York, to permit increased ownership of the Company's Common Stock by Westbrook and Blackacre and certain other shareholders and (iv) the Company agreed that, on and after the date on which no shares of Series C Preferred Stock are outstanding, it will increase by one the size of its board of directors, elect a specified person to fill the vacancy created thereby and thereafter annually nominate such specified person for election to the Company's board of directors.

          On  August  31,  2000,  Blackacre,  Westbrook,  the  Company  and  the
Partnership entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which, among other things, Blackacre agreed to exchange (the "Exchange") the shares of the Series 1997-A Convertible Preferred Stock of the Company held by it for shares of newly-issued Series C Preferred Stock. The terms of the Series C Preferred Stock are set forth in the Articles Supplementary. The Exchange Agreement includes, in addition to the terms of the Exchange, (i) numerous covenants of the Company which the Company must perform at all times that any shares of the Series C Preferred Stock remain outstanding (including but not limited to covenants with respect to (a) the approval of the plan of liquidation of the Company, (b) the nomination and approval of certain persons as members of the board of directors of the Company, (c) the approval of certain matters relating to current and former executive officers of the Company, (d) the closure of certain of the Company offices, (e) the granting to the holders of the Series C Preferred Stock approval rights with respect to certain matters involving the Company, (f) the determination of accrued distributions and accrued dividends owing to each of Blackacre and Westbrook,
(g) certain registration rights granted to Blackacre and Westbrook and (h) the distribution of liquidation proceeds and various other matters relating to the plan of liquidation), (ii) certain covenants of Blackacre and Westbrook (including but not limited to covenants with respect to (a) Blackacre and Westbrook not reinstating their election of a Change of Control Preference (as defined in the Articles Supplementary) or otherwise delivering a notice of election of a Change of Control Preference unless certain conditions are satisfied and (b) Blackacre and Westbrook voting all voting securities of the Company held by them in favor of the Company's plan of liquidation and for certain persons nominated to serve on the board of directors of the Company) and
(iii) certain provisions granting to Blackacre and Westbrook benefits accorded pursuant to the terms of the Stock Purchase Agreement, dated as of December 5, 1997, by and among the Company, the Partnership and Westbrook (the "1997 Stock Purchase Agreement") and amending the 1997 Stock Purchase Agreement to effect such provisions.

          On August 31, 2000, the Company, the Partnership, Blackacre, Westbrook and certain other parties entered into the Thirteenth Amendment described in
Item 3 above.

          On August 31, 2000, Blackacre delivered to the Company and the Partnership the Redemption Notice described in Item 3 above, and the Company and the Partnership entered into the Redemption Assumption described in Item 3 above.

          Blackacre is a party to an Agreement to Contribute, dated as of December 5, 1997, with, among other parties, the Company, which provides, among other things, that Blackacre and certain other parties have the right, in certain circumstances, to acquire additional Units, shares of Preferred Stock and/or shares of Common Stock.

          The Company and Blackacre, among others, are party to a Registration Rights Agreement, dated as of December 31, 1997.

          Blackacre and Westbrook have had certain discussions between them with respect to the possibility that they may enter into a voting agreement or similar agreement, the terms of which would provide, among other things, that, in certain circumstances, Blackacre and Westbrook would, in their capacities as holders of shares of the Series C Preferred Stock, jointly consent to certain matters involving the Company, jointly vote, and/or jointly refrain from voting the shares of the Series C Preferred Stock held by them, based upon certain factors that they may mutually determine. No such agreement has been entered into as of this time.

          No  other   contracts,   arrangements,   understandings   or   similar
relationships exist with respect to the securities of the Company between Stephen Feinberg or Blackacre and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Letter Agreement, dated September 11, 2000, by and among, Westbrook
Burnham  Holdings,  LLC,  Westbrook  Co-Holdings,   LLC,  Blackacre  SMC  Master
Holdings, LLC and Burnham Pacific Properties, Inc.

          2. Exchange Agreement, dated as of August 31, 2000, by and among Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Burnham Pacific Properties, Inc. on September 6, 2000.

          3. Thirteenth Amendment to Agreement of Limited Partnership of the Partnership, dated as of August 31, 2000, by and among, among others, Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC incorporated by reference to Amendment No. 4 to
Schedule 13D filed by Stephen Feinberg on September 14, 2000.

          4. Redemption Notice, dated as of August 31, 2000, provided by Blackacre SMC Master Holdings, LLC to Burnham Pacific Properties, Inc. and Burnham Pacific Operating Partnership, L.P. incorporated by reference to Amendment No. 4 to Schedule 13D filed by Stephen Feinberg on September 14, 2000.

          5. Assumption of Redemption Right, dated as of August 31, 2000, by and between Burnham Pacific Properties, Inc. and Burnham Pacific Operating Partnership, L.P. incorporated by reference to Amendment No. 4 to Schedule 13D filed by Stephen Feinberg on September 14, 2000.

          6. Agreement to Contribute by and among, among others, Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC, dated as of December 5, 1997, incorporated by reference to
Exhibit 10.2 to the Current Report on Form 8-K filed by Burnham Pacific Properties, Inc. on December 16, 1997.

          7. Stock Purchase Agreement, dated as of December 5, 1997, by and among Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings, L.L.C., incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Burnham Pacific Properties, Inc. on January 14, 1998.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            September 15, 2000


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the investment manager for Blackacre
                                            SMC Master Holdings, LLC

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                       Westbrook Burnham Holdings, L.L.C.
                      Westbrook Burnham Co-Holdings, L.L.C.
                       Blackacre SMC Master Holdings, LLC



Burnham Pacific Properties, Inc.
110 West A Street
San Diego, CA 92101
                                                             September 11, 2000
         Re:      Exchange Agreement

Ladies and Gentlemen:

          Pursuant to the Exchange Agreement (the "Exchange Agreement"), dated August 31, 2000, entered into among Burnham Pacific Properties, Inc. (the "Company"), Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership"), and each of Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co- Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC (collectively, the "Preferred Stockholders"), the Company may not engage in certain activities without the prior written consent of the Preferred Stockholders. Terms used herein and not defined herein shall have the meanings assigned to such terms in the Exchange Agreement.

          1. The Preferred Stockholders, by their execution of this agreement (the "Agreement"), hereby consent to and approve the execution, delivery and performance of the agreement by and among the Company and Jay L. Schottenstein ("JLS"), Schottenstein Stores Corporation ("SSC"), Jublilee Limited partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Michael L. Ashner ("MLA") and Susan Ashner ("SA" and, together with JLS, SSC, JLP, JLPIII, SPAMC and MLA, the "SA Group") in the form attached hereto as Exhibit A (the "Schottenstein Agreement") and to the following actions which may be taken by the Company pursuant to and in accordance with the terms of the Schottenstein Agreement: (i) an amendment to the Company's Bylaws to increase the maximum number of members of the Board to nine (excluding any directors to be elected solely by the holders of the Company's Series 2000- C Convertible Preferred Stock) in accordance with Section 4(f) of the Exchange Agreement; (ii) the election of JLS and MLA to the Company's Board of Directors on or about the day hereof; (iii) an amendment to the slate of nominees to be proposed for election at the 2000 Annual Meeting of Stockholders, as set forth in the Exchange Agreement, to include JLS and MLA on that slate of nominees with the result that they will become part of the Slate and that the Company's proposal of such a slate of nominees for election at the 2000 Annual Meeting of Stockholders shall not violate any provisions of the Exchange Agreement, including but not limited to Section 3(e) thereof; and (B) the execution, delivery and performance by the Company of the Liquidation and Property Management Services Agreement (the "Liquidation Agreement") in the form attached as Exhibit B hereto; provided that the Preferred Stockholders shall retain any approval or consent rights granted to them pursuant to the Schottenstein Agreement or the Liquidation Agreement. The Preferred Stockholders, by their execution of this agreement, hereby consent to and approve the payment on September 29, 2000 of a dividend of ten cents per share on each outstanding share of the Company's common stock and of a distribution of ten cents per share on each outstanding common unit of Burnham Pacific Operating Partnership, L.P; provided that all Accrued Dividends (as such term is defined in the Articles Supplementary) owing to the Preferred Stockholders as of such date are paid to the Preferred Stockholders prior to or concurrently with such dividends and distributions to the Company's common stockholders and the Operating Partnership's common unitholders. Without the written consent of the Preferred Stockholders, the Company and the Operating Partnership hereby agree that each shall not agree to any amendment to or waiver of the Schottenstein Agreement or any material amendment or waiver of the Liquidation Agreement, it being understood that any such consent relating to the Liquidation Agreement shall be given pursuant to the standard set forth in Section 12.8 of the Liquidation Agreement.

          The Preferred Stockholders waive any rights such Preferred Stockholders may have to a Change of Control Preference or Liquidation Preference or other benefit as a result of any of the events described in this
Section 1.

          2. The Preferred Stockholders and the Company hereby agree that every reference in the Exchange Agreement to "November 14, 2000" shall be deemed to be a reference to "December 15, 2000".

          3. The Company, by its execution of this Agreement, hereby agrees that
(a) on and after the date on which no Series 2000 Shares are outstanding, the Board shall (i) amend the Company's Bylaws to increase the maximum number of Directors elected by the common shareholders of the Company by one, (ii) elect Allen Curtis Greer II to fill the vacancy created by increasing the size of the Board pursuant to clause (i) above and (iii) nominate the individual elected to the Board pursuant to clause (ii) above for election to the Board at any subsequent meeting of the stockholders of the Company at which such vote will be held, (b) in the event that the Board shall delegate the authority to make decisions or take actions with respect to the liquidation of the Company and its assets to a committee or sub- committee of the Board, then the number of directors nominated by the SA Group (as such term is defined in the Schottenstein Agreement) that serve on any such committee or sub-committee shall not be proportionally greater than the proportion of all directors nominated by the SA Group (as such term is defined in the Schottenstein Agreement) to the entire Board (including any members of the Board elected by the holders of the Series 2000 Shares) and (c) the Company shall not amend the Rights Agreement without the consent of the Preferred Stockholders, except (i) in accordance with clause (a) of paragraph 4 below, or (ii) in connection with any offer to acquire greater than 50% of the common stock of the Company by means of a tender offer, merger or similar transaction.

          4. (a) Within three business days after the date hereof, (i) the Company shall amend the Rights Agreement, or take such other action with respect thereto, such amendment or other action to be in form and substance reasonably acceptable to the Preferred Stockholders and its legal counsel, in order to permit each of Westbrook, Blackacre and Morgan Stanley, Dean Witter & Co. and its affiliates (collectively, the "Exempted Holders") to beneficially own 19.9% of the outstanding common stock (which may include, without limitation, shares convertible into common stock) of the Company (without attributing to either Westbrook or Blackacre for purposes of determining its ownership of such shares any such shares beneficially owned by the other) (the "Permitted Ownership") without triggering any adverse consequences to any Exempted Holder under the provisions of the Rights Agreement and (ii) the Company shall take such action as is necessary to exempt the Permitted Ownership from the provisions of Article VII, Section 7.2 of the Company's Articles of Amendment and Restatement (the "Charter"), and the Preferred Stockholders shall cooperate with the Company and take such action as may be reasonably requested by the Company in connection therewith, provided, however, that purchases of shares of common stock of the Company by the Exempted Holders may be prohibited if such purchases would result in the Company becoming "closely held" within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"), or otherwise would cause the Company to fail to qualify as a Real Estate Investment Trust under the Code and the rules relating thereto. If Westbrook or Blackacre acquires beneficial ownership of any securities of the Company (other than the Series 2000 Shares) they shall vote (or cause to be voted) all such securities in favor of (i) the Board's plan of liquidation, (ii) the election of all directors nominated by the Board for election at any and all annual or special meetings of shareholders and (iii) the adoption of such amendments to the Rights Agreement and the Charter or the taking of such other action with respect thereto as the Independent Directors (as such term is defined in the Schottenstein Agreement) may determine to be necessary or appropriate to permit any other shareholder to acquire levels of Permitted Ownership (as such term is defined in the Schottenstein Agreement) that the SA Group (as such term is defined in the Schottenstein Agreement) is permitted to acquire.

          (b) The Company represents and warrants to the Preferred Stockholders that, (i) except for any actions to be taken by the Company pursuant to this
Section 4, no acts are required to be taken by the Company in order to cause the Permitted Ownership to be exempt from any restriction or limitation under the Rights Agreement, the Charter, the Company's By-laws or any other agreement or instrument to which the Company is a party or by which it is bound and (ii) the execution, delivery and performance of this Agreement by the Company will not:
(A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any governmental authority or court to which the Company is subject or any provision of the Charter or By-laws of the Company; or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, result in the creation of any encumbrance upon or require any notice under any agreement to which the Company is a party or by which it is bound.

          (c) The Company hereby confirms and acknowledges that the Company has adopted appropriate resolutions to exempt itself from the provisions of Section 3-602 of the Maryland General Corporation Law with respect to the acquisition by any person of the capital stock of the Company, and the Company further confirms and acknowledges that such resolutions exempt the Permitted Ownership from such provisions.

          5. The Company and the Operating Partnership, by their execution of this Agreement, hereby agree that if any of the Company, the Operating Partnership or the Board takes any action or fails to take any action that would result in a breach of the agreements and undertakings set forth in Sections 3 or 4 above, then, after written notice to the Company by the Preferred Stockholders of any such breach, and if subject to cure, such breach has not been cured within ten Business Days after receipt of such notice, a Redemption Event shall be deemed to have occurred, notwithstanding anything to the contrary in the Exchange Agreement or the Articles Supplementary. The foregoing right shall be in addition to any remedy the Preferred Stockholders shall otherwise be entitled to at law or in equity.

          6. Except with respect to the agreements set forth in Section 3(a) and the last sentence of Section 4(a) above, on the date that no Series 2000 Shares remain outstanding, this Agreement shall terminate and have no further force and effect.

          7. This Agreement and the Exchange Agreement shall be construed in accordance with and governed by the internal laws of the State of Maryland and this Agreement hereby incorporates herein by reference, mutatis mutandis, Sections 7, 8, 10, 13, 14 and 17 of the Exchange Agreement. Except for the letter agreement among the parties hereto dated as of August 31, 2000, this Agreement, together with the Exchange Agreement, constitutes the entire contract among the parties hereto relating to the subject matter hereof. This Agreement may be executed in counterparts.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first written above.


                                           Westbrook Burnham Holdings, L.L.C.


                                           By:_______________________
                                              Name:
                                              Title:

                                           Westbrook Burnham Co-Holdings, L.L.C.


                                           By: _________________________
                                               Name:
                                               Title:

                                           Blackacre  SMC  Master Holdings, LLC
                                           by Blackacre SMC  Holdings, L.P., its
                                           managing member  by Blackacre Capital
                                           Group,  LP,  its  general partner  by
                                           Blackacre  Capital  Management Corp.,
                                           its general partner


                                            _________________________
                                            Name:
                                            Title:


                                            Burnham Pacific Properties, Inc.


                                            By: __________________________
                                                Name:
                                                Title: